Exhibit 99.1

MESOBLAST REPORTS STRONG FINANCIAL POSITION AND SUBSTANTIAL OPERATIONAL PROGRESS FOR THE PERIOD ENDED MARCH 31, 2020

Melbourne, Australia, May 28, 2020 and New York, USA, May 27, 2020: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today reported financial, corporate and operational highlights for the nine months ended March 31, 2020. Cash on hand at March 31, 2020 was US$60.1 million (A$97.3 million) and in May 2020, pro forma cash on hand was approximately US$150 million (A$235 million) after adjusting for a US$90 million (A$138 million) capital raise.

Mesoblast Chief Executive Dr Silviu Itescu stated: “This past quarter has underscored the value of our lead product candidate remestemcel-L and the experience we have gained in its use over recent years in patients with severe cytokine release syndromes.

“Our Biologics License Application for marketing approval of RYONCILTM (remestemcel-L) in children with steroid-refractory acute graft versus host disease is currently under priority review by the United States Food and Drug Administration (FDA), and we hope to be able to make the product available to patients suffering with this life-threatening inflammatory condition during 2020. We are also proud to be developing remestemcel-L as a potential very important therapy in the battle against COVID-19. A Phase 3 randomized controlled trial in the United States is underway to confirm the remarkable pilot data from compassionate use of remestemcel-L in COVID-19 infected patients with moderate to severe acute respiratory distress syndrome (ARDS), and to definitively determine whether this product candidate can contribute meaningfully to this urgent, unmet medical need.”

Financial Highlights for the Nine Months of FY2020 Compared with the Nine Months of FY2019:

•	113% increase in revenues to US$31.5 million, compared with US$14.8 million, comprising:

o

81% growth in royalty revenues to US$5.9 million from sales of TEMCELL HS Inj.®1 by Mesoblast’s licensee for steroid-refractory acute graft versus host disease (SR-aGVHD) in Japan, compared with US$3.3 million.

o	127% increase in milestone revenues to US$25.0 million from strategic partnerships compared to US$11.0 million.

•	34% reduction in loss after tax (US$45.3 million compared with US$69.1 million) driven by:

o	113% increase in total revenues

o	15% decrease in research and development spend (US$40.9 million compared with US$48.4 million)

•	Cash on hand at March 31, 2020 was US$60.1 million

•	Pro forma cash on hand is approximately US$150 million, with the additional US$90 million capital raised in May 2020

•	Up to an additional US$67.5 million may be available through existing financing facilities and strategic partnerships over next 12 months

•	Capital will be used for the:

o	commercial launch of RYONCIL for acute GVHD

o	scale-up of manufacturing for projected increase in capacity requirements for maturing pipeline, including GVHD label extensions and COVID-19 ARDS

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

o	clinical programs supporting label extension strategies and regulatory approvals of Phase 3 assets.

Operational and Corporate Highlights for the Nine Months of FY2020:

•

The United States Food and Drug Administration (FDA) accepted for priority review the Company’s Biologics License Application (BLA) to seek approval of its lead allogeneic cell therapy remestemcel-L2 for steroid-refractory acute graft versus host disease (SR-aGVHD) in children under the brand name RYONCILTM.[3]

•	The FDA set a Prescription Drug User Fee Act (PDUFA) action date of September 30, 2020, and if approved, Mesoblast will make RYONCIL immediately available in the United States.

•

Mesoblast continues to build a targeted commercial team and inventory for potential launch of RYONCIL in the United States, with the continued increase in revenues from sales of TEMCELL in Japan informing the projected uptake of RYONCIL.

•

Based on the extensive safety and efficacy data for remestemcel-L in SR-aGVHD and similar cytokine release in both SR-aGVHD and ARDS, Mesoblast submitted an Investigational New Drug (IND) application for use of remestemcel-L in the treatment of patients with moderate to severe ARDS caused by COVID-19, which was cleared by the FDA.

•

Promising results were seen with remestemcel-L under FDA-sanctioned emergency compassionate use in COVID-19 patients with moderate to severe ARDS, where nine of 12 ventilator-dependent patients were able to come off ventilators within a median of 10 days and were discharged from hospital.

•

On the back of these results, a 300-patient Phase 3 randomized controlled trial in patients with moderate to severe ARDS from COVID-19 was initiated in up to 30 sites across North America, with planned interim analyses that may result in stopping the trial early for efficacy or futility.

•

Results from 70 patients with end-stage ischemic heart failure and a Left Ventricular Assist Device (LVAD), a sub-study of 159 patients randomized to either Revascor® or saline, were presented at the 2020 American College of Cardiology Virtual Scientific Sessions, and showed a beneficial effect on LVAD weaning, hospital readmissions for heart failure, and major mucosal bleeding events.

•

In the Phase 3 randomized controlled trial of Revascor for advanced heart failure, final study visits for all surviving patients have been completed, ongoing quality review of all data is being completed at the study sites, with a data readout planned for mid-2020.

•

Mesoblast continues to collaborate with Grünenthal on the clinical protocol for a confirmatory Phase 3 trial in Europe for MPC-06-ID in chronic low back pain due to degenerative disc disease, with the results of this and the US Phase 3 trial expected to support both FDA and European Medicines Agency regulatory approvals.

Major Operational Milestones for the Next 12 Months

Remestemcel-L for SR-aGVHD and Other Inflammatory Diseases

•	FDA has set a Prescription Drug User Fee Act (PDUFA) action date for RYONCIL in the treatment of pediatric SR-aGVHD of September 30, 2020

•	If approved, US launch of RYONCIL planned for Q4 2020

•	Execute lifecycle extension strategy with investigator-initiated and sponsored clinical trials for pediatric and adult systemic inflammatory diseases.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Remestemcel-L for Acute Respiratory Distress Syndrome (ARDS) in COVID-19

•	Complete recruitment of Phase 3 trial

•	Interim analyses planned which could result in stopping the trial early for efficacy or futility. First interim analysis when 30% of patients reach the primary endpoint

•	Expansion into additional causes of ARDS including influenza and bacterial infection

•	Establish strategic partnerships for manufacturing and commercialization.[4]

REVASCOR for Advanced and End-Stage Heart Failure

•

In the Phase 3 randomized controlled trial of Revascor for advanced heart failure, final study visits for all surviving patients have been completed, ongoing quality review of all data is being completed at the study sites, with a data readout planned for mid-2020

•	Initiate confirmatory trial in ischemic end-stage heart failure patients.

MPC-06-ID for Chronic Low Back Pain

•

In the Phase 3 randomized controlled trial of MPC-06-ID for chronic low back pain due to degenerative disc disease, final study visits for all patients have been completed, ongoing quality review of all data is being completed at the study sites, with a data readout planned for mid-2020

•	Work together with Grünenthal to complete clinical protocol design, obtain regulatory input, and receive clearance from European regulatory authorities to begin European Phase 3 trial.

Manufacturing

•	Scale up of manufacturing to meet projected increase in capacity requirements for maturing pipeline, including GVHD label extensions and COVID-19 ARDS

•	Implement proprietary xeno-free technologies to increase yields and output

•	Plan for long-term move to 3D bioreactors to reduce labor and improve manufacturing efficiencies

Lead Program Updates

RYONCIL™ (remestemcel-L) for Steroid-refractory Acute GVHD in Children

•	The FDA has accepted for priority review the BLA for RYONCIL under the product candidate’s existing Fast Track designation. If approved, this product is expected to be launched in the US in Q4 2020.

•

Three peer-reviewed articles on distinct clinical trials of RYONCIL for the treatment of acute GVHD were published in the May issue of Biology of Blood and Marrow Transplantation, the official publication of the American Society for Transplantation and Cellular Therapy.

•

Results from these three trials show a consistent pattern of safety and efficacy for RYONCIL (remestemcel-L) in patients with the greatest levels of inflammation and the most severe grades of acute GVHD. These clinical outcomes provide a compelling rationale for use of remestemcel-L in children and adults with other conditions associated with severe inflammation and cytokine release, including acute respiratory distress syndrome (ARDS) and systemic vascular manifestations of COVID-19 infection.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Remestemcel-L for COVID-19 ARDS

•

During the period March-April 2020, 12 ventilator-dependent COVID-19 patients with moderate/severe COVID-19 ARDS were treated with two infusions of remestemcel-L within the first five days under emergency compassionate use at New York City’s Mt Sinai hospital. Nine patients successfully came off ventilator support at a median of 10 days and were discharged from hospital.

•

These results contrast with only 9% of ventilator-dependent COVID-19 patients being able to come off ventilators with standard of care treatment at two major referral hospital networks in New York during the same time period. This compassionate use treatment experience has informed the design of the clinical protocol for the randomized, placebo-controlled Phase 3 trial of remestemcel-L in ventilator-dependent COVID-19 moderate/severe ARDS patients in Northern America.5-6

•

First patients have been dosed in the Phase 3 randomized placebo-controlled trial in the United States of remestemcel-L in COVID-19 infected patients with moderate to severe ARDS on ventilator support. Enrollment is underway in up to 30 leading medical centers across North America and is expected to complete within three to four months, with interim analyses planned which could result in stopping the trial early for efficacy or futility.

•

The trial will randomize up to 300 ventilator-dependent patients in intensive care units to either remestemcel-L or placebo (1:1) on top of maximal care, in line with specific guidance provided by the FDA for robust statistical analysis. The primary endpoint is all-cause mortality within 30 days of randomization, with the key secondary endpoint being the number of days alive and off mechanical support.

REVASCOR for Advanced and End-stage Heart Failure

•

Results of 70 patients with end-stage ischemic heart failure and a Left Ventricular Assist Device (LVAD), from 159 patients randomized to either Revascor® or saline, were presented at the 2020 American College of Cardiology Virtual Scientific Sessions, and showed a beneficial effect on LVAD weaning, hospital readmissions for heart failure, and major mucosal bleeding events. The trial’s independent investigators concluded that these findings may reflect the effect of Revascor on angiogenesis, inflammation and endothelial dysfunction, and warranted further clinical research. End-stage ischemic heart failure patients with LVADs are older and have co-morbidities such as diabetes, thereby closely resembling the majority of patients in the 566-patient Phase 3 trial for advanced heart failure. The full results from these 70 patients will be published in a peer-reviewed journal.

•

Final study visits for all patients enrolled in the 566-patient Phase 3 randomized controlled trial of Revascor for advanced heart failure have been completed, ongoing quality review of all data is being completed at the study sites, and data readout is planned for mid-2020.

•

Mesoblast and the International Center for Health Outcomes Innovation Research (InCHOIR) at the Icahn School of Medicine at Mount Sinai in New York have agreed on a clinical protocol for a confirmatory Phase 3 trial of REVASCOR in the treatment of patients with end-stage ischemic heart failure and a left ventricular assist device (LVAD), in line with FDA guidance. This product is being developed for these patients under existing FDA Regenerative Medicine Advanced Therapy (RMAT) and Orphan Drug Designations.

MPC-06-ID for Chronic Low Back Pain

•

Final study visits for all patients have been completed in the Phase 3 trial with ongoing quality review of all data being completed at the study sites. More than 400 patients were randomized in this United States trial, with a data readout planned for mid-2020.

•

Grünenthal and Mesoblast continue to collaborate on the clinical protocol for a confirmatory Phase 3 trial in Europe, with the results of the two Phase 3 trials expected to support both FDA and European Medicines Agency regulatory approvals for MPC-06-ID in chronic low back pain due to degenerative disc disease.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Financial Results for the Nine Months Ended March 31, 2020 (nine months of FY2020):

Loss after tax reduced by US$23.7 million to US$45.3 million for the nine months of FY2020 compared to US$69.1 million for the nine months of FY2019 as detailed below:

•	Revenues increased US$16.7 million to US$31.5 million for the nine months of FY2020, compared to US$14.8 million for the nine months of FY2019.

o

Milestone revenue increased by US$14.0 million due to the up-front milestone payment of US$15.0 million received for the strategic partnership with Grünenthal GmbH in the nine months of FY2020. In the nine months of FY2019 we recognized US$1.0 million of cumulative sales milestones for sales of TEMCELL in Japan. Additionally, we recognized US$10.0 million of milestone revenue in the nine months of FY2020 and FY2019 in relation to our partnership with Tasly in China.

o	Royalty revenue on sales of TEMCELL in Japan increased US$2.7 million (81%) to US$5.9 million for the nine months of FY2020 compared with US$3.3 million for the nine months of FY2019.

•

Research and Development expenses decreased by US$7.5 million to US$40.9 million for the nine months of FY2020, compared to US$48.4 million for the nine months of FY2019. This US$7.5 million decrease was due to a reduction in third party costs for our Phase 3 advanced heart failure, chronic low back pain and GVHD clinical trials as enrolment is now complete and activities are decreasing.

•

Manufacturing expenses increased by US$2.5 million to US$15.4 million for the nine months of FY2020, compared to US$12.9 million for the nine months of FY2019 due to increased expenditure on pre-launch inventory for the potential launch of RYONCIL.

•	Management and Administration expenses increased US$2.0 million to US$18.0 million for the nine months of FY2020, compared with US$16.0 million for the nine months of FY2019.

•

Finance Costs for our borrowing arrangements with Hercules and NovaQuest were US$9.8 million for the nine months of FY2020, compared to US$7.9 million for the nine months of FY2019, an increase of US$1.9 million.

•

Income tax benefit increased by US$0.4 million to US$6.2 million in the nine months of FY2020, compared with US$5.8 million in the nine months of FY2019 in relation to deferred tax liabilities recognized on the balance sheet during the period.

Additional components of loss after income tax also include movements in other items which did not impact current cash reserves, including fair value remeasurement of contingent consideration for which we recognized a gain on remeasurement of US$1.3 million in the nine months of FY2020 compared to a loss of US$3.4 million in the nine months of FY2019 due to the revaluation of contingent consideration in each relevant period.

The net loss attributable to ordinary shareholders was 8.66 US cents per share for the nine months of FY2020, compared with 14.02 US cents per share for the nine months of FY2019.

Financial Results for the Three Months Ended March 31, 2020 (third quarter FY2020):

Loss after tax reduced by US$9.7 million to US$15.3 million for the third quarter FY2020 compared to US$25.0 million for the third quarter FY2019 as detailed below:

•	Revenues increased US$11.0 million to US$12.2 million for the third quarter FY2020, compared to US$1.2 million for the third quarter FY2019.

o	US$10.0 million milestone revenue recognized in the third quarter FY2020 in relation to our partnership with Tasly in China.

o	Royalty revenue on sales of TEMCELL in Japan increased US$1.0 million (99%) to US$2.1 million for the third quarter FY2020 compared with US$1.0 million for the third quarter FY2019.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

•	Research and Development expenses of US$14.4 million remained consistent for the third quarter FY2020 compared with the third quarter FY2019.

•

Manufacturing expenses increased by US$4.4 million to US$7.6 million for the third quarter FY2020, compared to US$3.2 million for the third quarter FY2019 due to increased expenditure on pre-launch inventory for the potential launch of RYONCIL.

•	Management and Administration expenses increased US$0.5 million to US$5.7 million for the third quarter FY2020, compared with US$5.2 million for the third quarter FY2019.

•

Finance Costs for our borrowing arrangements with Hercules and NovaQuest were US$3.4 million for the third quarter FY2020, compared to US$2.8 million for the third quarter FY2019, an increase of US$0.6 million.

•

Income tax benefit decreased by US$0.3 million to US$1.9 million in the third quarter FY2020, compared with US$2.2 million in the third quarter FY2019 in relation to deferred tax liabilities recognized on the balance sheet during the period.

Additional components of loss after income tax also include movements in other items which did not impact current cash reserves, including fair value remeasurement of contingent consideration for which we recognized a gain on remeasurement of US$2.2 million in the third quarter FY2020 compared to a loss of US$2.7 million in the third quarter FY2019 due to the revaluation of contingent consideration in each relevant period.

The net loss attributable to ordinary shareholders was 2.84 US cents per share for the third quarter FY2020, compared with 5.00 US cents per share for the third quarter FY2019.

Webcast

There will be a webcast today on the financial results beginning at 8am, Thursday May 28 AEST and 6pm, Wednesday, May 27, 2020 EDT.

The live webcast can be accessed via https://webcast.boardroom.media/mesoblast-limited/20200526/NaNmesoblast-q3-financial-results

To access the call only, dial 1 855 881 1339 (US), 1800 870 643 or 1800 809 971 (Australia) or +61 2 9007 3187 (outside of the US and Australia). The conference identification code is 10007263.

The archived webcast will be available on the Investor page of the Company’s website www.mesoblast.com

References

1. TEMCELL HS. Inj.® is a registered trademark of JCR Pharmaceuticals Co. Ltd.

2. United States Adopted Name (USAN) assigned to Mesoblast’s ex vivo cultured allogeneic human mesenchymal stem cells.

3. RYONCIL has been accepted by the FDA as the brand name for Mesoblast’s remestemcel-L product.

4. Mesoblast does not make any representation or give any assurance that such partnering transactions will be concluded.

5. Petrilli CM et al. Factors associated with hospitalization and critical illness among 4,103 patients with Covid-19 disease in New York City. MedRxiv 2020 doi. https://www.medrxiv.org/content/10.1101/2020.04.08.20057794v1.full.pdf

6. Richardson S et al. Presenting characteristics, comorbidities, and outcomes among 5700 patients hospitalized with COVID-19 in the New York City area. JAMA 2020. doi:10.1001/jama.2020.6775.

About Mesoblast

Mesoblast Limited (Nasdaq:MESO; ASX:MSB) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Mesoblast’s Biologics License Application to seek approval of its product candidate RYONCIL™ (remestemcel-L) for pediatric steroid-refractory acute graft versus host disease (acute GVHD) has been accepted for priority review by the United States Food and Drug Administration (FDA), and if approved, product launch in the United States is expected in 2020. Remestemcel-L is also being developed for other inflammatory diseases in children and adults including moderate to severe acute respiratory distress syndrome. Mesoblast is completing Phase 3 trials for its product candidates for advanced heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has a strong and extensive global intellectual property (IP) portfolio with protection extending through to at least 2040 in all major markets. This IP position is expected to provide the Company with substantial commercial advantages as it develops its product candidates for these conditions.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive, as approved by the Board of Directors.

For further information, please contact:

Media Julie Meldrum T: +61 3 9639 6036 E:julie.meldrum@mesoblast.com	Kristen Bothwell T: +1 917 613 5434 E:kbothwell@rubenstein.com
Investors Schond Greenway T: +212 880 2060 E: schond.greenway@mesoblast.com	Paul Hughes T: +61 3 9639 6036 E: paul.hughes@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Consolidated Income Statement

	Three Months Ended March 31,		Nine Months Ended March 31,
(in U.S. dollars, in thousands, except per share amount)	2020	2019	2020	2019
Revenue	12,201	1,249	31,455	14,755
Research & development	(14,379)	(14,407)	(40,922)	(48,380)
Manufacturing commercialization	(7,612)	(3,193)	(15,456)	(12,910)
Management and administration	(5,730)	(5,256)	(17,960)	(15,998)
Fair value remeasurement of contingent consideration	2,158	(2,718)	1,276	(3,352)
Other operating income and expenses	(442)	(82)	(28)	(1,060)
Finance costs	(3,414)	(2,768)	(9,853)	(7,906)
Loss before income tax	(17,218)	(27,175)	(51,488)	(74,851)
Income tax benefit	1,955	2,205	6,158	5,778
Loss attributable to the owners of Mesoblast Limited	(15,263)	(24,970)	(45,330)	(69,073)

Losses per share from continuing operations attributable to the ordinary equity holders of the Group:	Cents	Cents	Cents	Cents
Basic - losses per share	(2.84)	(5.00)	(8.66)	(14.02)
Diluted - losses per share	(2.84)	(5.00)	(8.66)	(14.02)

Consolidated Statement of Comprehensive Income

	Three Months Ended March 31,		Nine Months Ended March 31,
(in U.S. dollars, in thousands)	2020	2019	2020	2019
Loss for the period	(15,263)	(24,970)	(45,330)	(69,073)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Financial assets at fair value through other comprehensive income	94	85	(551)	280
Exchange differences on translation of foreign operations	(361)	79	(405)	(104)
Other comprehensive income/(loss) for the period, net of tax	(267)	164	(956)	176
Total comprehensive losses attributable to the owners of Mesoblast Limited	(15,530)	(24,806)	(46,286)	(68,897)

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Consolidated Balance Sheet

(in U.S. dollars, in thousands)	As of March 31, 2020	As of June 30, 2019
Assets
Current Assets
Cash & cash equivalents	60,077	50,426
Trade & other receivables	3,001	4,060
Prepayments	6,315	8,036
Total Current Assets	69,393	62,522

Non-Current Assets
Property, plant and equipment	1,965	826
Right-of-use assets	7,479	—
Financial assets at fair value through other comprehensive income	1,766	2,317
Other non-current assets	3,244	3,324
Intangible assets	581,943	583,126
Total Non-Current Assets	596,397	589,593
Total Assets	665,790	652,115

Liabilities
Current Liabilities
Trade and other payables	19,478	13,060
Provisions	27,152	7,264
Borrowings	27,000	14,007
Lease liabilities	3,059	—
Deferred consideration	—	10,000
Total Current Liabilities	76,689	44,331

Non-Current Liabilities
Deferred tax liability	4,966	11,124
Provisions	28,109	48,329
Borrowings	59,951	67,279
Lease liabilities	5,762	—
Deferred consideration	2,500	—
Total Non-Current Liabilities	101,288	126,732
Total Liabilities	177,977	171,063
Net Assets	487,813	481,052

Equity
Issued Capital	960,447	910,405
Reserves	43,514	40,638
(Accumulated losses)/retained earnings	(516,148)	(469,991)
Total Equity	487,813	481,052

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Consolidated Statement of Cash Flows

	Nine Months Ended March 31,
(in U.S. dollars, in thousands)	2020	2019
Cash flows from operating activities
Commercialization revenue received	5,579	3,321
Upfront and milestone payments received	17,500	26,409
Research and development tax incentive received	1,499	1,654
Payments to suppliers and employees (inclusive of goods and services tax)	(57,722)	(67,672)
Interest received	533	493
Interest and other costs of finance paid	(4,165)	(2,906)
Income taxes (paid)/refunded	(7)	(3)
Net cash (outflows) in operating activities	(36,783)	(38,704)

Cash flows from investing activities
Investment in fixed assets	(1,305)	(202)
Payments for licenses	(100)	—
Net cash (outflows) in investing activities	(1,405)	(202)

Cash flows from financing activities
Proceeds from borrowings	—	43,572
Payments of transaction costs from borrowings	—	(1,582)
Proceeds from issue of shares	51,559	30,258
Payments for share issue costs	(2,211)	(607)
Payment of lease liabilities	(1,219)	—
Net cash inflows by financing activities	48,129	71,641

Net increase in cash and cash equivalents	9,941	32,735
Cash and cash equivalents at beginning of period	50,426	37,763
FX gains/(losses) on the translation of foreign bank accounts	(290)	(113)
Cash and cash equivalents at end of period	60,077	70,385

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176